UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
IVAX Diagnostics, Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
45070W 10 9

(CUSIP Number)
Patrice Debregeas
79, rue de Miromesnil
75008 — Paris
France
011 33 153 044 133

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Nina S. Gordon, P.A.
Broad and Cassel
7777 Glades Road, Suite 300
Boca Raton, Florida 33434
September 2, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45070W 10 9	Page	2	of	9

1	NAMES OF REPORTING PERSONS Debregeas & Associes Pharma SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	7	SOLE VOTING POWER

NUMBER OF		12,850,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,850,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,850,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Calculated based upon 27,649,887 shares of Common Stock of the Issuer outstanding as of August 8, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	45070W 10 9	Page	3	of	9

1	NAMES OF REPORTING PERSONS Patrice Debregeas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	7	SOLE VOTING POWER

NUMBER OF		12,850,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,850,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,850,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	46.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Calculated based upon 27,649,887 shares of Common Stock of the Issuer outstanding as of August 8, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	45070W 10 9	Page	4	of	9

1	NAMES OF REPORTING PERSONS Umbria LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of the Seychelles

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,850,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,850,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Calculated based upon 27,649,887 shares of Common Stock of the Issuer outstanding as of August 8, 2008, as reported in the Issuer’s Form 10-Q for the fiscal year ended June 30, 2008.

CUSIP No.	45070W 10 9	Page	5	of	9

1	NAMES OF REPORTING PERSONS Paul F. Kennedy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		4,300,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,850,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,300,000

WITH	10	SHARED DISPOSITIVE POWER

		2,850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,150,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Calculated based upon 27,649,887 shares of Common Stock of the Issuer outstanding as of August 8, 2008, as reported in the Issuer’s Form 10-Q for the fiscal year ended June 30, 2008.

CUSIP No.	45070W 10 9	Page	6	of	9

ITEM 1.	Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of IVAX Diagnostics, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2140 North Miami Avenue, Miami, Florida 33127.
     On September 2, 2008, a group comprising Paul F. Kennedy, Umbria LLC, a company wholly owned by Mr. Kennedy, and Debregeas & Associes Pharma SAS, a company wholly owned by Patrice Debregeas and members of his family (collectively, the “Reporting Persons”), purchased from Teva Pharmaceutical Industries Limited (“Teva”) all of the approximately 72% of the Issuer’s outstanding shares of Common Stock owned by Teva indirectly through its wholly owned IVAX Corporation subsidiary, for an aggregate purchase price of $14,000,000, or $0.70 per share (the “Share Acquisition”).

ITEM 2.	Identity and Background.
     (a) — (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Jurisdiction of
		Incorporation or Place of	Principal Business or
Name	Address	Citizenship	Occupation

Debregeas & Associes Pharma SAS(1)	79, rue de Miromesnil 75008 — Paris France	France	Pharmaceutical development

Patrice Debregeas	79, rue de Miromesnil 75008 — Paris France	France	President, Debregeas & Associes Pharma SAS

Umbria LLC(2)	c/o Fiduciaire Jean-Marc Faber 63-65, rue de Merl L — 2146 — Luxembourg	Republic of the Seychelles	Investments

Paul F. Kennedy	81 Bd Suchet 75016 Paris France	United Kingdom	Investor

(1)	Patrice Debregeas is the President and controlling person of Debregeas & Associes Pharma SAS.

(2)	Jean-Marc Faber is the sole director of Umbria LLC, an entity wholly owned by Paul F. Kennedy.
     (d) — (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No.	45070W 10 9	Page	7	of	9

ITEM 3.	Source and Amount of Funds or Other Consideration.
     The Reporting Persons used cash on hand to fund $12,005,000 of the $14,000,000 purchase price. The remaining $1,995,000 of the purchase price was funded through a loan in that amount from Syz Bank to Umbria LLC.

ITEM 4.	Purpose of Transaction.
     The Reporting Persons have acquired the Common Stock of the Issuer for investment. Although the Reporting Persons evaluate their investment in the Common Stock on a continual basis, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except that Messrs. Kennedy and Debregeas anticipate being appointed to the Issuer’s Board of Directors at the next meeting of the Board and Mr. Kennedy anticipates becoming an executive officer of the Issuer.
ITEM 5. Interest in Securities of the Issuer.
     (a), (b) and (d) As of the date hereof, the Reporting Persons’ beneficial ownership is as set forth below:

	Percentage of
	Shares Beneficially		Voting				Dispositive
Name	Owned (1)		Sole		Shared		Sole		Shared

Debregeas & Associes	46.5%		12,850,000		0		12,850,000		0
Pharma SAS

Patrice Debregeas	46.5	%(2)	12,850,000	(2)	0		12,850,000	(2)	0

Umbria LLC (3)	10.3%		0		2,850,000		0		2,850,000

Paul F. Kennedy	25.9%		4,300,000		2,850,000	(4)	4,300,000		2,850,000	(4)

(1)	Calculated based upon 27,649,887 shares of Common Stock of the Issuer outstanding as of August 8, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008.

(2)	Shares held by Debregeas & Associes Pharma SAS, a company of which Patrice Debregeas is President and the controlling person.

(3)	Jean-Marc Faber is the sole director of Umbria LLC, an entity wholly owned by Paul F. Kennedy.

(4)	Shares held by Umbria LLC, an entity wholly owned by Paul F. Kennedy.
     (c) Other than the Share Acquisition described herein, none of the Reporting Persons have effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

CUSIP No.	45070W 10 9	Page	8	of	9

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     None.

ITEM 7.	Materials to Be Filed as Exhibits.
1.	Joint Filing Agreement dated September 12, 2008 by and among Debregeas & Associes Pharma SAS, Patrice Debregeas, Umbria LLC, and Paul F. Kennedy.

2.	Loan Agreement between Umbria LLC and Syz Bank (to be provided by amendment).

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2008	DEBREGEAS & ASSOCIES PHARMA SAS
	By:	/s/ Patrice Debregeas
		Name:	Patrice Debregeas
		Title:	President

/s/ Patrice Debregeas
Patrice Debregeas

UMBRIA LLC
	By:	/s/ Jean Marc Faber
		Name:	Jean Marc Faber
		Title:	Sole Director

/s/ Paul F. Kennedy
Paul F. Kennedy

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(l)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D dated September 12, 2008 (including all amendments thereto) with respect to the Common Stock of IVAX Diagnostics, Inc. beneficially owned by them. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.

Dated: September 12, 2008	DEBREGEAS & ASSOCIES PHARMA SAS
	By:	/s/ Patrice Debregeas
		Name:	Patrice Debregeas
		Title:	President

/s/ Patrice Debregeas
Patrice Debregeas

UMBRIA, LLC
	By:	/s/ Jean Marc Faber
		Name:	Jean Marc Faber
		Title:	Sole Director

/s/ Paul F. Kennedy
Paul F. Kennedy